[redacted]

04016015

VF 3/18/04

AH 3-17-2004

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC RECEIVED PROCESSING
MAR - 1 2004
WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kurt Salmon Associates Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Peachtree Street NE, Suite 900
(No. and Street)

Atlanta (City) | Georgia (State) | 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street NE, Suite 200 (Address) | Atlanta (City) | Georgia (State) | 30309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3.25.2004

OATH OR AFFIRMATION

I, William H. Beckemeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kurt Salmon Associates Capital Advisors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary / Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KURT SALMON ASSOCIATES
CAPITAL ADVISORS, INC.

FORM X-17A-5, PART III
December 31, 2003

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

FINANCIAL STATEMENTS
December 31, 2003

CONTENTS

W I N D H A M B R A N N O N , P . C .

C E R T I F I E D P U B L I C A C C O U N T A N T S

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

We have audited the accompanying balance sheet of **Kurt Salmon Associates Capital Advisors, Inc.** (a wholly-owned subsidiary of Kurt Salmon Associates, Inc.) as of December 31, 2003, and the related statements of income and retained earnings and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kurt Salmon Associates Capital Advisors, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.
Certified Public Accountants

February 25, 2004

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of AGN International Ltd., an association of separate and independent accounting & consulting firms

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

BALANCE SHEET
December 31, 2003

ASSETS

Cash in bank	$	16,000
Investments		12,285
Due from parent		4,200
Total Assets	$	32,485

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-
Common stock, 1,000 shares authorized, no par value, 160 shares issued and outstanding		16,000
Retained earnings		16,485
Total Stockholder's Equity		32,485
Total Liabilities and Stockholder's Equity	$	32,485

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF INCOME AND RETAINED EARNINGS
For The Year Ended December 31, 2003

REVENUES:	
Advisory fees	$ 2,951,768
EXPENSES:	
Services provided by Parent	(2,361,415)
Other professional expenses	(512,923)
INVESTMENT INCOME:	
Realized and unrealized investment losses	(20,815)
Income before income taxes	56,615
INCOME TAXES	(28,853)
NET INCOME	27,762
RETAINED EARNINGS:	
Beginning of year	33,100
Dividends	(44,377)
End of year	$ 16,485

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 27,762
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash investment loss	20,815
Change in due to/from Parent	(21,821)
Net Cash Provided By Operating Activities	26,756
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend paid to Parent	(44,377)
NET DECREASE IN CASH	(17,621)
CASH IN BANK, BEGINNING OF YEAR	33,621
CASH IN BANK, END OF YEAR	$ 16,000

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

1. DESCRIPTION OF BUSINESS

Kurt Salmon Associates Capital Advisors, Inc. (the "Company") was formed in 1997 as a wholly-owned subsidiary of Kurt Salmon Associates, Inc. (the "Parent"), an international management consulting firm specializing in the retailing, consumer products and healthcare industries. The Company was formed for the purpose of providing merger and acquisition, financial and capital advisory services to the clients and industries served by the Parent. The Company's registration as a broker-dealer became effective in 1997.

2. RELATED PARTY TRANSACTIONS

The Company has an arrangement with the Parent whereby the Parent will fund all administrative costs of the Company. The Company is not required to reimburse such expenditures. Amounts paid by the Parent in accordance with this arrangement were approximately $35,000 in 2003.

All fees earned by the Company arise from contracts obtained through the Parent or its subsidiaries. Contract services are provided by the Parent or its subsidiaries at rates established through intercompany arrangements controlled by Parent. Advisory fees are recognized as revenue when contract services are completed and fees are earned.

The Company is included in the consolidated income tax return of the Parent. Under the arrangement with Parent, the Company recognizes an income tax expense or benefit based on the consolidated effective tax rate. At December 31, 2003, taxable temporary differences of approximately $16,000 existed, all related to unrealized investment losses recognized for financial reporting but not for income tax reporting purposes.

3. INVESTMENTS

In 2000, the Company acquired common stock and warrants of NASDAQ Stock Market, Inc. Prior to 2003, the securities were not readily marketable and were carried at cost. In 2003, a market for the securities developed and they were carried at market value. Warrants carried at $4,200 expired in 2003.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement for the Company is $5,000. As of December 31, 2003, the Company had net capital of $25,024, which was $20,024 in excess of its required net capital of $5,000.